# SEC Schedule 13G/A (Amendment No. 17) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Daily Journal Corporation, CIK 0000783412
CUSIP: 233912104
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 915 E. First Street, Los Angeles, California (CA), 90012
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-10-001033
Filed by CIK 0001507683

## Reporting persons
- RWWM, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 312,723; shared dispositive power 38,929; aggregate amount beneficially owned 351,652 (25.5% of the class)
- Roseman Wagner GP, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 30,044; sole dispositive power 0; shared dispositive power 30,044; aggregate amount beneficially owned 30,044 (2.2% of the class)
- RWWM Inc. 401(k) Profit Sharing Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,885; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 8,885 (0.6% of the class)
- Scott P. Roseman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 13,685; shared voting power 39,242; sole dispositive power 13,685; shared dispositive power 351,652; aggregate amount beneficially owned 365,337 (26.5% of the class)
- Aaron J. Wagner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,519; shared voting power 39,036; sole dispositive power 2,519; shared dispositive power 351,652; aggregate amount beneficially owned 354,171 (25.7% of the class)

## Item 1. Issuer
Name of issuer: Daily Journal Corporation
Address of issuer's principal executive offices: 915 E. First Street, Los Angeles, CA, 90012.

## Item 2. Person Filing
Name of person filing:
RWWM, Inc.
Roseman Wagner GP, LLC
RWWM Inc. 401(k) Profit Sharing Plan
Scott P. Roseman
Aaron J. Wagner
Address of principal business office or, if none, residence:
4970 Rocklin Road, Suite 200
Rocklin, CA 95677
Citizenship:
RWWM, Inc. California
Roseman Wagner GP, LLC Delaware
RWWM Inc. 401(k) Profit Sharing Plan California
Scott P. Roseman United States
Aaron J. Wagner United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), employee benefit plan or endowment fund (EP), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The securities reported herein consist of (i) 312,723 shares held by clients of RWWM, Inc. over which RWWM, Inc. has sole dispositive power (the "RWWM Advisory Shares"; (ii) 8,885 shares held by the RWWM Inc. 401(k) Profit Sharing Plan over which RWWM, Inc. shares dispositive power (the "401(k) Shares"); (iii) 30,044 shares held by Roseman Wagner Partners, LP, over which Roseman Wagner GP, LLC, as general partner, shares voting and dispositive power (the "Roseman Wagner Shares"); (iv) 13,685 shares held directly and through entities controlled by Scott Roseman; and (v) 2,519 shares held directly and through entities controlled by Aaron Wagner.

As the officers of RWWM, Inc., trustees of the RWWM Inc. 401(k) Profit Sharing Plan and managers of Roseman Wagner GP, LLC, Messrs. Roseman and Wagner may be deemed to share beneficial ownership over the RWWM Advisory Shares, the 401(k) Shares and the Roseman Wagner Shares.
Percent of class:
RWWM, Inc. 25.5%
Roseman Wagner GP, LLC 2.2%
RWWM Inc. 401(k) Profit Sharing Plan 0.6%
Scott P. Roseman 26.5%
Aaron J. Wagner 25.7%
Sole power to vote or to direct the vote:
RWWM, Inc. 0
Roseman Wagner GP, LLC 0
RWWM Inc. 401(k) Profit Sharing Plan 0
Scott P. Roseman 13,685
Aaron J. Wagner 2,519
Shared power to vote or to direct the vote:
RWWM, Inc. 0
Roseman Wagner GP, LLC 30,044
RWWM Inc. 401(k) Profit Sharing Plan 8,885
Scott P. Roseman 39,242
Aaron J. Wagner 39,036
Sole power to dispose or to direct the disposition:
RWWM, Inc. 312,723
Roseman Wagner GP, LLC 0
RWWM Inc. 401(k) Profit Sharing Plan 0
Scott P. Roseman 13,685
Aaron J. Wagner 2,519
Shared power to dispose or to direct the disposition:
RWWM, Inc. 38,929
Roseman Wagner GP, LLC 30,044
RWWM Inc. 401(k) Profit Sharing Plan 0
Scott P. Roseman 351,652
Aaron J. Wagner 351,652

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities as to which this Schedule is filed by RWWM, Inc., in its capacity as investment adviser, are owned of record by clients of RWWM, Inc. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- RWWM, Inc.: /s/ Aaron J. Wagner, By Aaron J. Wagner, President (02/17/2026)
- Roseman Wagner GP, LLC: /s/ Aaron J. Wagner, By Aaron J. Wagner, Manager (02/17/2026)
- RWWM Inc. 401(k) Profit Sharing Plan: /s/ Aaron J. Wagner, By Aaron J. Wagner, Trustee (02/17/2026)
- Scott P. Roseman: /s/ Scott P. Roseman, Scott P. Roseman (02/17/2026)
- Aaron J. Wagner: /s/ Aaron J. Wagner, Aaron J. Wagner (02/17/2026)